UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On April 17, 2020, China Ceramics Co. Ltd. (the “Company” or “CCCL”) received a notification from the NASDAQ Listing Qualifications Staff (the “Staff”) informing the Company that as a part of and in compliance with the most recently implemented NASDAQ initiative (effective as of April 16, 2020) to mitigate current instability of world financial markets, the Staff has determined to toll the compliance periods for bid price and market value of publicly held shares continued listing requirements (together, the “Price-based Requirements”) through June 30, 2020. As a result, for the duration of the tolling period, the Company will remain at the same stage of the compliance process and will not be subject to delisting for these concerns. Starting on July 1, 2020, the Company will receive the balance of the remaining compliance period in effect at the start of the tolling period to regain compliance. Specifically, following this tolling relief, the Company will have 81 calendar days from July 1, 2020, or until September 21, 2020, to regain compliance with the Price-based Requirements. This can be accomplished in the event the bid price of the Company’s shares close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date. At the February 21, 2020 Annual Meeting, the Company’s shareholders approved, among others, a proposal to amend the Company's Memorandum of Association to effect a reverse stock split of the outstanding the Company’s common shares, at one of several split ratios, to be determined by the Board of Directors in its sole discretion, prior to the one-year anniversary of this Annual Meeting, for the purposes of regaining compliance with the NASDAQ continued listing requirements. The Company continues to monitor market conditions to determine if, when or how to exercise such authority.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: April 20, 2020